Filed pursuant to Rule 424(b)(3)
                                                              File No. 333-06127

                            MDU Resources Group, Inc.
              Dividend Reinvestment and Direct Stock Purchase Plan
                  Supplement to Prospectus Dated March 21, 2003

This supplement amends and supplements the prospectus dated March 21, 2003 relating to our Dividend Reinvestment and Direct Stock Purchase Plan. Please read this supplement together with the prospectus.

Plan Administrator
The plan administrator has changed its name and contact information. The plan administrator's name is now Wells Fargo Bank, N.A., and the new contact information for the plan administrator is as follows:

Internet addresses:
General Inquiries:  www.wellsfargo.com/shareownerservices
Account Information:  www.shareowneronline.com

Telephone/fax numbers:
Tel:  1-877-536-3553*
Tel:  1-651-450-4064* (outside the United States)
Fax:  1-651-450-4085

*A representative is available Monday through Friday, between the hours of 7:00 a.m. and 7:00 p.m. Central Time. An automated voice response system is available 24 hours a day, 7 days a week.

Mailing address:                                 Certified/Overnight Mail:
Wells Fargo Shareowner Services                  Wells Fargo Shareowner Services
PO Box 64856                                     161 North Concord Exchange
St. Paul, MN 55164-0856                          South St. Paul, MN 55075-1139

Account Forms
Effective as of June 1, 2004, the plan administrator will eliminate the account election form. After this date, you should use the revised account authorization form to make changes to your plan account that you previously requested on the account election form. The transaction request form remains the same. For additional information relating to account forms, see question 5 in the prospectus.

Money Orders
The plan administrator will no longer accept money orders for optional cash investments. For additional information relating to optional cash investments, see question 13 in the prospectus.

Uncollected Optional Cash Investments
If your optional cash investment, made by check or automatic withdrawal, is returned for any reason and the plan administrator has already credited your account for the purchase, it will sell the purchased shares and debit your account. The plan administrator will also charge a $25 returned funds fee. The plan administrator will collect this fee and any market loss incurred on the sale of the shares through the sale of additional shares from your plan account.

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Direct Deposit of Sale Proceeds
When submitting a transaction request form that requests net proceeds from the sale of all or part of your shares be deposited directly to a bank account, you must provide a voided blank check or savings deposit slip. If you are unable to provide a voided check or deposit slip, you may submit your bank information in writing with your signature(s) medallion guaranteed. In the event you are unable to provide the necessary documentation described above, the plan administrator will send you a check for the net proceeds. For additional information relating to selling shares in your plan account, see question 25 in the prospectus.

Termination Requests
If you submit a request to close your account that is received on or after a dividend record date but before the payment date, the plan administrator will process your termination as soon as practicable. The plan administrator will not reinvest the dividend and will mail a separate dividend check to you. For additional information relating to closing your plan account, see question 31 in the prospectus.

April 14, 2004